

04034364

FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended DECEMBER 31, 2003

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number _____ 0-49807 _____

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Washington Gas Light Company
101 Constitution Avenue, N.W.
Washington, D.C. 20080

Table of Contents



Certified Public Accountants
and Consultants

Board of Trade Building
1129 20th Street, NW, Suite 520
Washington, DC 20036
Tel (202) 293-7500
Fax (202) 822-8126
E-mail: washington.office@mitchelltitus.com

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
Washington Gas Light Company Savings Plan

We have audited the accompanying statements of net assets available for benefits of Washington Gas Light Company Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of financial information for the year ended December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mitchell & Titus, LLP

Washington, D.C.
June 25, 2004

New York City • Philadelphia • Baltimore • Washington, D.C.

Washington Gas Light Company Savings Plan
Statements of Net Assets Available for Benefits
As of December 31,

	2003	2002
Assets		
Investments (Notes 2 & 6)	$ 116,698,918	$ 97,696,993
Loan Fund	1,946,149	2,260,924
Total Assets	118,645,067	99,957,917
Net Assets Available for Benefits	$ 118,645,067	$ 99,957,917

The accompanying notes are an integral part of these statements.

Washington Gas Light Company Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31,

	2003	2002
Net Assets Available For Benefits		
Beginning of Year	$ 99,957,917	$ 116,991,020
Additions:		
Contributions		
Employee	5,330,831	5,643,759
Employer	2,052,168	2,008,782
Interest	135,525	163,399
Dividends	3,118,200	2,794,147
Realized Loss	(5,414,042)	(7,954,708)
Unrealized Gain/(Loss)	21,851,102	(11,720,522)
Total Additions	27,073,784	(9,065,143)
Deductions:		
Withdrawals	(7,644,695)	(7,063,999)
Loan Principal Payments	(738,492)	(900,256)
Fee	(3,447)	(3,705)
Total Deductions	(8,386,634)	(7,967,960)
Net Increase/(Decrease)	18,687,150	(17,033,103)
Net Assets Available for Benefits		
End of Year	$ 118,645,067	$ 99,957,917

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are reported using the accrual basis of accounting. Washington Gas Light Company Savings Plan (Savings Plan or Plan) investments in marketable securities are valued at quoted market prices. Schedule 1, which follows the Notes to Financial Statements, shows the cost and market value of the investments.

Estimates

In conformity with accounting principles generally accepted in the United States of America, the preparation of the financial statements requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

NOTE 2—DESCRIPTION OF THE SAVINGS PLAN

Eligibility

Management employees of Washington Gas Light Company (Company) and certain of its subsidiaries are eligible to participate in the Savings Plan on the date that they become an employee.

Contributions

The Savings Plan permits employees to contribute on both an after-tax and pre-tax basis. Contributions that are made on a pre-tax basis to the Savings Plan, up to $12,000 in 2003 (or 50% of base compensation, whichever is less), are not reported as gross income on participating employees' respective Federal income tax returns for the year in which the contributions are made. The Company contributes as a pre-tax matching contribution 100% of the first 4% of an employee's pre-tax contribution. (Employees who are age 50 or older may contribute an additional $2,000 in 2003, however there is no employer match for these contributions.) These contributions reduce the amount of the employee's income subject to income tax withholding, and are generally taxable when they are withdrawn or distributed to the participating employee.

Dividends, interest and other income attributable to employee contributions under the Savings Plan are not taxable to the participating employee when received by the Trustee and credited to the employee's account. These amounts are generally taxable when they are withdrawn or distributed to the participating employee.

Under the after-tax provision of the Savings Plan, employees may contribute as a basic (match-qualifying) contribution up to 4% of their base compensation (as defined). The Company contributes as an after-tax matching contribution 100% of the first 2% of an employee's after-tax basic contribution and 50% of the next 2% of an employee's basic after-tax contribution. The Plan also includes an after-tax provision for voluntary contributions. Under this provision, employees may contribute up to 10% of base compensation on an after-tax basis. There is no employer match for voluntary contributions. Accordingly, on an after-tax basis, employees may contribute up to 14% of base compensation.

Employees may not contribute more than 50% of their total base compensation in pre-tax and after-tax contributions subject to the dollar limits described above. For employees contributing under both the pre-tax and after-tax portions, match-qualifying contributions are considered made under the pre-tax provision of the Savings Plan. The Company may, at its discretion, make an additional contribution to those participants who are employed by the Company at the end of the plan year. In addition, the Company may, at its discretion, make additional matching contributions on behalf of certain non-highly paid participants in order to satisfy the non-discrimination requirements of the Internal Revenue Code.

The Savings Plan allows employees to make rollover contributions of funds from other qualified plans. The rollover contributions must satisfy the requirements of the Internal Revenue Code.

Vesting

Employees are 100% vested at all times in the amounts credited to their accounts.

Investment Alternatives

The following is a description of each investment offered to participants at December 31, 2003. With the exception of the description for WGL Holdings, Inc. Common Stock, the description for each fund was derived from materials published by the fund sponsor. Such descriptions should be read in conjunction with the prospectus of the fund. Information on WGL Holdings, Inc. can be obtained from the annual and quarterly reports of WGL Holdings, Inc. filed with the Securities and Exchange Commission.

- *Stable Value Fund (Putnam Stable Value Fund)*—Seeks preservation of principal and a stable rate of return by investing in a diversified group of high quality investment contracts.

- *Equity Income Fund (Fidelity Group Mutual Fund)*—Invests primarily in income-producing equity securities that seek dividend yields that are higher than the composite yield on the stocks in the S&P 500 index

- *New Opportunities Fund (Putnam Group Mutual Fund)*—Seeks long-term growth by investing primarily in common stocks of smaller and newer companies that Putnam Management believes offer above-average long-term growth potential.

- *Voyager Fund (Putnam Group Mutual Fund)*—Aggressively seeks growth by investing in a combination of smaller companies expected to grow over time, as well as in larger, more-established corporations.

- *International Stock Fund (T. Rowe Price Group Mutual Fund)*—Seeks total return on its assets from long-term growth of capital and income. The fund ordinarily invests at least 65% of its assets in the common stocks of established non-U.S. companies.

- *Conservative Portfolio (Putnam Group Asset Allocation Mutual Fund)*—Majority of investment focuses on fixed-income securities for income and capital preservation, with less emphasis on long-term growth, but also includes some stocks to boost returns.

- *Balanced Portfolio (Putnam Group Asset Allocation Mutual Fund)*—Balanced between stocks and bonds to offer growth potential with less volatility than the Growth Portfolio.

- *Growth Portfolio (Putnam Group Asset Allocation Mutual Fund)*—Majority of the investment is diversified among different common stocks to maximize potential for long-term growth.

- *Fidelity Low-Priced Stock Fund* -- Seeks a rise in principal by investing mainly in smaller companies whose shares are trading at a low price.

- *Vanguard 500 Index Fund* – Seeks to provide long-term growth of capital and income by investing in all 500 stocks that make up the Standard & Poor's 500 Index in proportion to their weightings in the index.

- *Vanguard Total Bond Market Index Fund*– Attempts to track the performance of the Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. Bond market. The index consists of more than 5,000 U.S. Treasury, federal agency, mortgage-backed, and investment-grade corporate securities. Lehman Brothers is a registered trademark of Lehman Brothers, Inc.

- *WGL Holdings, Inc. Common Stock*—This fund invests only in the common stock of WGL Holdings, Inc. which is purchased (1) directly from the WGL Holdings, Inc., (2) at a public sale on a recognized exchange, or (3) from a private source at a price no higher than would have been payable under (2). The price for all common stock purchased directly from WGL Holdings, Inc. is the average of the high and low prices for the WGL Holdings, Inc. common stock from the close of the previous business day when the Company has wired to the trustee contributions and/or loan repayment amounts. All cash dividends paid on the shares in this investment are reinvested in WGL Holdings, Inc. common stock. Any shares resulting from a stock split or stock dividend on common stock credited to a participant's account are added to the participant's account.

Distributions

When an employee retires or otherwise terminates employment with the Company due to disability or death, the employee (or employee's beneficiary where termination is due to death) is eligible to receive his/her contributions, Company contributions made to the employee's account, plus interest and dividends earned to the latest valuation date on both amounts. The employee (or employee's beneficiary) may elect to receive the distribution in either a lump sum or annual payments not to exceed ten years. When an employee terminates employment for reasons other than retirement, disability or death, the employee (or employee's beneficiary) is eligible to receive his/her contributions, Company contributions made to the employee's account, plus interest and dividends earned to the latest valuation date on both amounts as a lump-sum distribution.

In-Service Withdrawals

Participants can make withdrawals of after-tax employee contributions, rollover contributions and matured Company contributions (as defined) once every six months. Participants can make withdrawals of pre-tax contributions in the event of financial hardship (as defined) or after attaining age 59-1/2.

Loans

The pre-tax feature of the Savings Plan includes loan provisions to provide additional liquidity to participants. Repayment of loans cannot exceed five years with the exception of loans for the purchase of the participant's primary residence, in which case the repayment period cannot exceed 25 years.

Administration

The Savings Plan is administered by the Vice President, Human Resources and Organizational Development, and the Vice President, Chief Financial Officer of Washington Gas Light Company.

A separate account is maintained for each participant in the Savings Plan. A participant's contribution, as well as the corresponding Company contribution, is credited directly to his/her individual account. Investment earnings are allocated to participants' accounts in accordance with the Savings Plan. Earnings on the accounts are determined on an accrual basis and include any realized or unrealized gains or losses. The Company has retained an outside firm as recordkeeper to maintain participants' accounts and to record contributions and allocate earnings to the participants in accordance with the Savings Plan.

Amendment or Termination

The Savings Plan may be amended or terminated by the Company at any time, for any lawful reason, without advance notice. Upon termination, all amounts credited to participants will be distributed in accordance with the provisions of the Savings Plan.

NOTE 3—TAX STATUS

The Savings Plan obtained its latest determination letter on March 5, 2003, in which the Internal Revenue Service stated that the Plan, as amended and restated effective January 1, 2001, is in compliance with applicable requirements under the Internal Revenue Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable qualification requirements of the Internal Revenue Code. Thus, no provision for income taxes has been included in the financial statements.

NOTE 4—SAVINGS PLAN EXPENSES

Substantially all administrative expenses of the Savings Plan, excluding fees for the audit of the Plan financial statements, were paid by the Plan.

NOTE 5—PLAN AMENDMENTS

The Plan was amended and restated effective January 1, 2001 to conform to changes in the law pursuant to regulatory and statutory requirements, and for other purposes. The Plan was also amended effective January 1, 2002 to comply with changes under the Economic Growth and Tax Relief Reconciliation Act of 2001, and was further amended effective January 1, 2003 to comply with changes in the minimum distribution requirements.

NOTE 6—INVESTMENTS

The Saving Plan's investments are held by a trustee. The accompanying Schedule 1 presents the fair value of investments as of December 31, 2003. The market values of the investments, including those investments that represent 5% or greater of the Plan's beginning Net Assets Available for Benefits, are as follows as of December 31 of the applicable year:

Description of Assets	2003	2002
Putnam Stable Value Fund	$29,095,024	$28,544,042
Fidelity Equity Income Fund	19,160,488	15,411,137
Fidelity Low-Priced Stock Fund	6,197,743	-
Putnam New Opportunities Fund	12,697,572	10,100,568
Putnam Voyager Fund	16,501,805	14,360,907
WGL Holdings Inc. Common Stock	13,055,464	11,287,932
Total 5% or Greater of Net Assets	96,708,096	79,704,586
Fidelity Low-Priced Stock Fund	-	2,495,878
T-Rowe Price International Stock Fund	3,293,802	2,215,646
Putnam Conservative Portfolio	2,121,935	2,105,866
Putnam Balanced Portfolio	4,235,998	3,871,178
Putnam Growth Portfolio	4,547,563	3,467,225
Vanguard Total Bond Market Index Fund	2,860,735	2,948,635
Vanguard 500 Index Fund	2,930,789	887,979
Total Investments	**$116,698,918**	**$ 97,696,993**

The following presents both the realized and unrealized gains and losses that resulted in an overall net appreciation/depreciation of the Savings Plan investments:

Appreciation/(Depreciation) of Assets

Realized Gain/(Loss)

	2003	2002
Fidelity Equity Income Fund	$ (305,484)	$(3,394,163)
Fidelity Low-Priced Stock Fund	12,181	(229,405)
Putnam New Opportunities Fund	(2,232,960)	1,120,595
Putnam Voyager Fund	(2,421,204)	(1,917,996)
T. Rowe Price International Stock Fund	(120,581)	(292,695)
Putnam Asset Allocation Funds:		
Conservative Portfolio	(37,755)	(80,260)
Balanced Portfolio	(284,902)	(217,943)
Growth Portfolio	(268,330)	(290,101)
WGL Holdings, Inc. Common Stock	165,302	(2,577,231)
Vanguard Total Bond Market Index Fund	43,332	51,264
Vanguard 500 Index Fund	36,359	(126,773)
Total Realized Loss	**(5,414,042)**	**(7,954,708)**

Unrealized Gain/(Loss)

	2003	2002
Fidelity Equity Income Fund	4,051,944	(362,576)
Fidelity Low-Priced Stock Fund	1,253,387	(23,450)
Putnam New Opportunities Fund	5,451,208	(6,216,275)
Putnam Voyager Fund	5,882,501	(3,820,496)
T. Rowe Price International Stock Fund	812,898	(231,455)
Putnam Asset Allocation Funds:		
Conservative Portfolio	273,592	(117,207)
Balanced Portfolio	941,889	(527,313)
Growth Portfolio	1,198,643	(502,476)
WGL Holdings, Inc. Common Stock	1,670,998	131,045
Vanguard Total Bond Market Index Fund	(72,394)	(5,638)
Vanguard 500 Index Fund	386,436	(44,681)
Total Unrealized Gain/(Loss)	**21,851,102**	**(11,720,522)**

| **Net Appreciation/(Depreciation) of Assets** | **$ 16,437,060** | **$(19,675,230)** |

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

Schedule 1 - Investments b/
As of December 31, 2003

EIN: 53-0162882
Plan No: 003

Name of Issuer	Number of Participants a/	Number of Shares	Account Balance at Cost	Market Value	Percent of Net Assets Available for Benefits at End of Year
Putnam Stable Value Fund		-	$ 29,095,024	$ 29,095,024 a/	25%
Fidelity Equity Income Fund (@$49.75/Share)	609	385,135.436	15,108,544	19,160,488	16%
Fidelity Low-Priced Stock Fund (@$34.98/Share)	241	177,179.599	4,944,354	6,197,743	5%
Putnam New Opportunities Fund (@$38.81/Share)	546	327,172.694	7,246,365	12,697,572	11%
Putnam Voyager Fund (@$16.31/Share)	578	1,011,759.973	10,619,304	16,501,805	14%
T. Rowe Price International Stock Fund (@$11.49/Share)	286	286,666.825	2,480,904	3,293,802	3%
Putnam Asset Allocation—Conservative Portfolio (@$ 8.83/Share)	168	240,309.771	1,848,343	2,121,935	2%
Putnam Asset Allocation—Balanced Portfolio (@$9.88/Share)	205	428,744.731	3,294,109	4,235,998	3%
Putnam Asset Allocation—Growth Portfolio (@$10.12/Share)	259	449,363.910	3,348,919	4,547,563	4%
WGL Holdings Inc. Common Stock (@$27.79/Share)	789	469,774.956	11,384,466	13,055,464	11%
Vanguard Total Bond Market Index Fund (@$10.31/Share)	187	277,471.860	2,933,128	2,860,735	2%
Vanguard 500 Index Fund (@$102.68/Share)	179	28,542.939	2,544,353	2,930,789	2%
Total	4,047		$ 94,847,813	$ 116,698,918	98%

a/ The investments in the Stable Fund are stated at Contract value as they are insured contract investments. Employee counts are
not maintained by individual investments within the Stable Value Fund.

b/ Excludes the value of the Loan Fund of $1,946,149.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN

Date __June 28, 2004__

Frederic M. Kline (Plan Administrator)
Vice President and
Chief Financial Officer
Washington Gas Light Company

Date __June 28, 2004__

William Zeigler, Jr. (Plan Administrator)
*by M. P. O'Flynn, attorney-in-fact
Vice President, Human Resources and
Organizational Development
Washington Gas Light Company



Certified Public Accountants
and Consultants

Board of Trade Building
1129 20th Street, NW, Suite 520
Washington, DC 20036
Tel (202) 293-7500
Fax (202) 822-8126
E-mail: washington.office@mitchelltitus.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-104572) of the Washington Gas Light Company Savings Plan of our report dated June 25, 2004, included in the Annual Report of the Washington Gas Light Company Savings Plan on Form 11-K for the year end December 31, 2003.

Mitchell + Titus, LLP

Washington, D.C.
June 25, 2004